Confidential Treatment requested by AngloGold Ashanti Limited, File No. 1-14846
Directors: RP Edey (British) (Chairman) \ Dr TJ Motlatsi (Deputy Chairman) \ RM Godsell (Chief Executive Officer) \ FB Arisman (American)
Mrs E Le R Bradley \ CB Brayshaw \ R Carvalho Silva (Brazilian) \ Dr SE Jonah KBE (Ghanaian) \ R Médori (French) \ WA Nairn \ NF Nicolau
SR Thompson (British) \ AJ Trahar \ S Venkatakrishnan (British) \ KH Williams \ PL Zim
Alternate Directors: DD Barber \ AH Calver (British) \ PG Whitcutt
Managing Secretary: Yedwa Simelane

Mr. HR Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington DC 20549-0405
United States of America

February 8, 2007

Re:
AngloGold Ashanti Limited
Form 20-F for the year ended December 31, 2005
Filed March 20, 2006
File No. 1-14846

Ladies and Gentlemen:

Introduction:

AngloGold Ashanti is pleased to respond to the comments raised by the staff in your letter dated
December 28, 2006. For convenience, we have reproduced your comments in bold followed by our response.

As requested by the staff we acknowledge that:
1)    AngloGold Ashanti is responsible for the adequacy and accuracy of the disclosure in our
SEC filings;
2)    The SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
3)    AngloGold Ashanti may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

AngloGold Ashanti Limited requests confidential treatment in connection with the responses to question 7 under the Freedom of Information Act pursuant to Section 200.83 of the SEC's Rules of
Practice. We seek confidential treatment of the response on the basis that the matters set forth therein are commercially sensitive not otherwise publicly available and, in certain cases, subject to private confidentiality agreements. We understand that, pursuant to the SEC's Rules of Practice (i)
no determination as to the merits of our request for confidential treatment will be made at this time and (ii) if the Staff receives a request for any of the documents or excerpts subject to this request for confidential treatment, we will be notified and provided with the opportunity to substantiate our request for confidential treatment.

Confidential Treatment requested by AngloGold Ashanti Limited, File No. 1-14846

Operating and Financial Review and Prospects, page 113
5F. Tabular Disclosure of Contractual Obligations, page 159
1.
Your table of contractual obligations excludes amounts related to derivatives, environmental rehabilitation, and pensions. Item 5F. of the Form 20-F requires the tabular presentation to include other long-term liabilities that are reflected on your balance sheet, and if necessary, the table may be accompanied by footnotes to describe provisions that create, increase, or accelerate obligations, or other pertinent data necessary for an understanding of the timing and amount of your specified obligations. Please revise your table accordingly, or tell us why you believe such guidance is not applicable.

Proposed response:
We respectfully submit that the disclosure of environmental rehabilitation obligations was included in the table as “Reclamation and closure costs” and will amend the description in all future filings.

We will revise our table of contractual obligations as disclosed in Item 5F. in future filings to include the disclosure of derivatives, pension and other post-retirement medical benefits as per Annexure A.

Note 4. Significant Accounting Policies, page F-12
4.20 Financial Instruments, page F-20
2.
Within your discussion of the cash flow presentation of derivative instruments, you state that “Contracts that contain ‘off-market’ terms that result in the outflow of cash at inception are analogous to lending activities and, as such, are treated as investing activities.” SFAS 149 amended SFAS 95 to include part d of paragraph 20 which explains that a distribution to the counterparty of a derivative instrument that includes a financing element at inception should be reported as a cash outflow within financing activities. Given this guidance, please tell us why you believe your presentation of cash outflows related to off-market derivative transactions is appropriate.

AngloGold Ashanti Ltd’s (AGA) enters into certain derivative instruments that contain off-market terms which result in other-than-insignificant financing elements at inception. In assessing the cash flow statement presentation of such instruments, AGA has considered the following guidance provided in paragraph 37a of FASB 149 which is an amendment to paragraph 14 footnote 4 of FASB
95:

"If the derivative instrument includes an “other-than-insignificant” financing element at inception, all cash inflows and outflows of the derivative instrument shall be considered cash flows from financing activities by the borrower." There are situations in which AGA is the borrower and others where we are the lender.

Confidential Treatment requested by AngloGold Ashanti Limited, File No. 1-14846

For those contracts that contain off-market terms where AGA has received an inflow of cash at inception, thus resulting in AGA having a payable position to the counterparty, AGA is deemed to be the borrower and, has therefore classified the initial and subsequent cash inflows and outflows within financing activities in our consolidated cash flow statement.
For those contracts that contain off-market terms that result in AGA making an outflow of cash at inception, thus resulting in AGA reflecting a receivable position from the counterparty, AGA is deemed to be the lender. As such, these are more synonymous with investing activities and all cash flows are classified as such under US GAAP.
Financial Statements
General
3.
Please note that the comments below pertain to both sets of financial statements provided in accordance with Rule 3-09 of Regulation S-X.

Note 2 – Significant Accounting Policies
2.21 Taxation – page F-96
4.
Please expand your accounting policy disclosure to provide your policy for recognizing deferred taxes associated with decommissioning assets and liabilities arising from your capital projects. Please provide a similar policy discussion related to financing leases.
To the extent you believe these amounts fall within the scope of the initial recognition exemption in IAS 12, please provide a clear indication in your policy.

Under IFRS, Societe des Mines de Morila S.A. (“Morila”) and the Societe d’Exploitation des
Mines d’Or de Sadiola S.A (“Sadiola) recognize deferred taxes on all temporary differences(
differences between the carrying amount of an asset or liability in the balance sheet and the tax base of the applicable asset or liability) in accordance with IAS 12, including those arising from decommissioning assets and liabilities and financing leases.

Sadiola and Morila have considered that the asset and liability arising in the accounting for financial leases are integrally linked as part of the same transaction and should be regarded together for the purpose of recognizing deferred taxes. Therefore upon initial recognition, the initial recognition exemption included within IAS 12 does not apply, as there are no temporary differences. In subsequent years, a net temporary difference may appear on which deferred tax would then be recognized. The same principles apply for decommissioning assets and liabilities.

In this respect, the application of the initial recognition exemption within IAS 12 does not affect our accounting for decommissioning assets and liabilities or financing leases and is therefore not separately discussed in the accounting policy for these two joint ventures.

Confidential Treatment requested by AngloGold Ashanti Limited, File No. 1-14846

Note 22 – Reconciliation to U.S. GAAP
5.
We note your policy regarding your accounting for exploration costs. Please explain why no U.S. GAAP adjustment exists relative to exploration costs. Note that under U.S.
GAAP, exploration costs are expensed as incurred regardless of the stage of a project’s development or the existence of reserves.

No IFRS to US GAAP exploration costs difference exists in the Morila financial statements as during the years presented no capitalized exploration took place.
The exploration cost difference in the Sadiola financial statements relate to the amortization of previously capitalized exploration costs under IFRS that is reversed in the US GAAP reconciliation as no such asset exists under US GAAP.
AngloGoldAshanti does not capitalize costs that are regarded as exploration costs under US
GAAP. Once proven and probable reserves have been established, that property is no longer considered to be in the exploration stage and incremental costs are treated as development activities and capitalized under both IFRS and U.S. GAAP. These additional costs are separate from all other costs and are undertaken to enhance the planning and construction of the mine subsequent to the establishment of reserves in accordance with Industry Guide 7.
In order to further clarify our accounting, set out below is the accounting policy note we will disclose in the financial statements in future filings and in our Group accounting policy included in Form 20-F:
EXPLORATION AND EVALUATION COSTS.

The company expenses all exploration costs until the directors conclude that a future economic benefit is more likely than not of being realized. In evaluating if expenditures meet this criterion to be capitalised, the directors utilise several different sources of information depending on the level of exploration. While the criteria for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.
(a)
Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.
(b)
Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalised as a mine development cost.

(c)
Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost

Confidential Treatment requested by AngloGold Ashanti Limited, File No. 1-14846

Costs relating to property acquisitions are capitalized within development costs.

6.    We note your Statement of Cash Flows prepared using IFRS reconciles profit before tax to operating cash flows. Please provide a Statement of Cash Flows for U.S. GAAP purposes that reconciles to Net Income.
Proposed response:
We note that this style of presentation is not unusual and has been used by many other IFRS filers, notwithstanding this we will modify our presentation of operating cash flows to reconcile commencing with Net Income in all future filings for all sets of financial statements provided in accordance with Rule 3-09 of Regulation S-X.

Engineering Comments
Information on the Company, page 26
Business Overview, page 31
Ore Reserves, page 80
7.
You disclose that you have submitted your 2004 Mineral Resource and Ore Reserve statement for review by independent consultants. Please forward a copy of these consultant’s review to our engineer for review as supplemental information, as required by Section (c)(2) of Industry Guide 7. To the extent available, please also provide any more recent reviews by independent consultants.
Please place the information on a CD-ROM with an Adobe PDF format. Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed Federal Express shipping label to facilitate the return of the supplemental information. See Rule 418(b) under Regulation C.
Confidential treatment of the response to question 7 has been requested under the Freedom of
Information Act pursuant to Section 200.83 of the SEC's Rules of Practice.
The full reports are being sent directly to Mr. Roger Baer of the SEC under separate cover.
Pursuant to Rule 418(b) of the Securities Act of 1933, we request that the full reports be returned to us, and we include a pre-paid, pre-addressed Federal Express shipping label for this purpose.

Confidential Treatment requested by AngloGold Ashanti Limited, File No. 1-14846
Directors: RP Edey (British) (Chairman) \ Dr TJ Motlatsi (Deputy Chairman) \ RM Godsell (Chief Executive Officer) \ FB Arisman (American)
Mrs E Le R Bradley \ CB Brayshaw \ R Carvalho Silva (Brazilian) \ Dr SE Jonah KBE (Ghanaian) \ R Médori (French) \ WA Nairn \ NF Nicolau
SR Thompson (British) \ AJ Trahar \ S Venkatakrishnan (British) \ KH Williams \ PL Zim
Alternate Directors: DD Barber \ AH Calver (British) \ PG Whitcutt
Managing Secretary: Yedwa Simelane

General:
As is customary, we have discussed the contents of our response with our auditors, Ernst & Young.
If you have any question please feel free to contact me at +27 11 637 6717 or Mrs. Dawn Earp of the company at +27 11 637 6766, respectively
Sincerely yours
/s/ S Venkatakrishnan
Srinivasan Venkatakrishnan
Executive Director - Finance
cc
Mrs. Dawn Earp
Mr. A Macartney (Ernst & Young)
Mr. R Price (S*S)

Confidential Treatment requested by AngloGold Ashanti Limited, File No. 1-14846

UNAUDITED Annexure A

5F.
Tabular disclosure of contractual obligations
As at December 31, 2005 AngloGold Ashanti had the following known contractual obligations:
Contractual Obligations
(in millions)
Total
$
Less
than 1
year
$
1-3
years
$
3-5
years
$
More
than 5
years
$
Long-term debt obligations including
interest
(4)
2,156 242 906 1,007 1
Capital lease obligations 12 3 6 3 -
Operating lease obligations 11 7 3 1 -
Purchase obligations
- Contracted capital expenditure
(1)
296 190 106 - -
- Other purchase obligations
(2)
298 270 13 9 6
Environmental rehabilitation costs
(3)
426 29 59 34 304
Derivatives
(5)
1,941 166 640 568 567
Pensions and other post retirement
medical obligations
(6)
203 14 30 33 126
Total                                                         5,343

1,763
1,655
1,004
(1) Represents contracted capital expenditure for which contractual obligations exist. Amounts stated include commitments of equity accounted joint ventures.
(2)
Other purchase obligations represent contractual obligations for the purchases of power, supplies, consumables, inventories, explosives and activated carbon. Amounts stated include purchase obligations of equity accounted joint ventures.
(3) Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of operations by AngloGold Ashanti. Pursuant to environmental regulations, AngloGold
Ashanti is also obligated to close their operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information of environmental rehabilitation obligations, see “Item 4D.: Property, plant and equipment – Sustainable development : Environment and social investment”. Amounts stated
include a total estimated liability of $19 million in respect of equity accounted joint ventures.
(4) Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for come of the debt (Refer Note 20 of Item 18). Certain bank debt of $129 million does not have a contractual rate and no fixed facility and therefore no calculation is included.
(5) Estimated fair value of all derivatives. Also see “Item 5B.: Liquidity and capital resources –
Derivatives accounted for at fair value”. Amounts stated include derivatives of equity accounted joint ventures.
(6) Represents payments for unfunded plans or plans with insufficient funding.